UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 15 October 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	15 October 2014

Allied Irish Banks, p.l.c. ("AIB") announces High Court approval of capital reduction

Further to resolutions passed by shareholders at the Company's Extraordinary General Meeting ("EGM") on 19 June 2014, AIB announces that the Irish High Court has today approved the Company's application to confirm a special resolution to a) cancel (i) the capital redemption reserve of €3,926,055,941.63 resulting from the cancellation of the Deferred Shares created by the subdivision of ordinary shares (EGM Resolution 1) and (ii) an amount of €1,073,944,058.37 standing to the credit of the Bank's share premium account, and b) treat the €5 billion reserve resulting from (i) and (ii) as profits available for distribution, as defined by section 45 of the Companies (Amendment) Act 1983. The taking of any action that utilises distributable reserves at a future date, as and when conditions permit will be subject to all relevant approvals. The reduction will become effective when the High Court order is registered with the Companies Registration Office.

The reduction of the share capital has no impact on ordinary shareholders, the operating performance of the bank or the Group's capital ratios.

Other Information

AIB currently has 523,438,445,437 ordinary shares in issue, of which 99.8% are held by the National Pensions Reserve Fund Commission ("NPRFC"), with 500 billion of the ordinary shares issued to the NPRFC in July 2011 at a price of €0.01 per share. Based on the number of shares currently in issue and the closing share price at 14 October 2014, AIB trades on a valuation multiple of c. 7x (excluding 2009 Preference Shares) 30 June 2014 Net Asset Value (NAV). The Group continues to note that the median for comparable European banks is c.1x NAV.
-ENDS-
For further information, please contact:

David O'Callaghan, Company Secretary, Allied Irish Banks, p.l.c. Tel: +353-1-660 0311

Forward-looking Statement
This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of AIB Group and certain of the plans and objectives of the Group. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'may', 'could', 'will', 'seek', 'continue', 'should', 'assume', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These are discussed in more detail in AIB's Annual Financial Report 2013 which has been filed on Form 20-F with the US Securities and Exchange Commission. In addition to matters relating to the Group's business, future performance will be impacted by Irish, UK and wider European and global economic and financial market considerations. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 15 October  2014

By: ___________________

                                                                                                                                             Mark Bourke
    Chief Financial Officer
       Allied Irish Banks, p.l.c.